UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2020

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐       No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg Moshe Eisenberg, Chief Financial Officer

Dated: August 27, 2020

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

Camtek Receives approximately $7 Million Order for Multiple Inspection Systems from a
Tier-1 RF Device Manufacturer

Systems will be used mainly for 5G applications; additional orders are expected

MIGDAL HAEMEK, Israel – August 27, 2020 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced that it has received an order for multiple systems from a tier-one RF device manufacturer totaling approximately $7 million. The customer selected Camtek’s new and most advanced EagleT inspection system model. The tools are expected to be shipped and installed during the remainder of 2020. Camtek expects to receive additional orders from this customer for early 2021 delivery.

Rafi Amit, Chief Executive Officer, commented, “I am very pleased with this multiple tool order that was received following a very long evaluation. The systems will be used for 2D inspection of RF devices, and more specifically RF acoustic filters (BAW and SAW). The deployment of 5G networks globally is driving an increase in the number of RF devices and filters in smartphones and other mobile devices. 5G represents a significant business potential for Camtek as each 5G phone contains increased number of RF filters, Advanced Packaging and CMOS Image Sensors compared with previous generations.”

Continued Mr. Amit: “This order highlights our strong position as a leading inspection provider in the semiconductors mid-end market.”

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment serving the Advanced Interconnect Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments of the semiconductor industry.

Camtek provides dedicated Inspection solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers' requirements.

This press release is available at www.camtek.com

This press release contains projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions that represent our views only as of the date they are made and may change as time passes. We do not assume any obligation to update that information, except as required by law. These forward-looking statements are subject to risks and uncertainties that may cause actual events or results to differ materially from those projected, including as a result of the effects of general economic conditions; the effect of the COVID-19 crisis on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business as a result of the outbreak and effects of the COVID-19 pandemic; the risks relating to the concentration of a significant portion of Camtek's expected business in certain countries, particularly China, from which we expect to generate significant portion of our revenues for the second half of 2020, but also Taiwan and Korea, including the risks of deviations from our expectations regarding timing and size of orders from customers in these countries; changing industry and market trends; reduced demand for our products; the timely development of our new products and their adoption by the market; increased competition in the industry; price reductions; as well as due to other risks identified in our Annual Report on Form 20-F and other documents filed by the Company with the SEC.